CN Bancorp, Inc.

Parent Company of

County National Bank



Building



Growing


County National Bank
NOW
OPEN

Providing



2003

Annual Report

Jan Clark and John Warner with branch managers: Linda Eller (Millersville), Lois Simpson (Pasadena), Janet King (Glen Burnie) and Judy Smiechowski (Odenton).

Millersville Office under construction

New Millersville Office

Loan Team:
John Warner and Jan Clark with loan officers:
Douglas DeVaughn and Ralph Ebbenhouse

LETTER TO STOCKHOLDERS

CN Bancorp, Inc. has had another very good year, especially regarding our growth in capital. We are pleased to report that we realized an additional $6.1 million in capital through January 6, 2004 ($4.9 million by year-end) from the Initial Public Offering that was concluded in June of 2003 and the exercise of stock warrants. When this additional capital is leveraged with loans and investments it reinforces our ability to increase profits, expand to new market areas, sustain growth, and pay dividends. We more than doubled the number of stockholders to nearly four hundred at year-end. We want to thank all of you who purchased additional stock and to welcome those new stockholders who joined our family of investors.

We have deployed some of this capital with the building of our new branch in Millersville. We are very excited about the Millersville branch and feel there is excellent growth potential at this highly visible location. We have planned an aggressive marketing effort and expect this branch to become profitable quickly. We will also use additional capital to build a branch in Linthicum.

As you can see from our annual financial report, we continue a steady upward trend of growth and profitability. Our assets increased by 11.9% to $116 million and our consolidated net profit was $465,428, an increase of 18% over the previous year. We had this favorable increase in profits in spite of the fact that we continue to be in an expansion mode and profits are negatively affected by the startup costs of opening new branches. We have expanded our resources in the Loan Department in an effort to acquire new loans while maintaining the high quality of the portfolio. Our efforts in this regard are showing good results. Our challenge is to have both vision for future growth and to be grounded in the reality of the market place.

We have kept up with technology changes, including the use of imaging technology and the expansion of our Internet banking service to include a bill-pay feature. Additionally, we have strengthened security thru enhancements to the security door system and digital, state of the art, surveillance equipment for all four of our branches. County National Bank has been fortunate not to have fallen victim to the increasing number of bank robberies in Maryland. We attribute this to the investment we have made for the protection of our customers and employees.

The CN Bancorp stock is listed on the Over the Counter Bulletin Board with the symbol "CNBE" and this provides liquidity and value for our stockholders. The book value of the stock continues to increase and at year-end was $11.18 per share versus $10.46 per share at the end of 2002. Book value is an important element in determining the market value of bank stocks. Stock price quotes are available on all financial web pages and numerous brokers make a market in our stock. Feel free to contact Shirley Palmer if you have any questions regarding broker relations or stockholder matters.

I am very pleased with our progress and the position we are in to create value for all of our stockholders. The year 2003 was our second full year of paying a quarterly dividend of $0.03 per share. On March 3, 2004 we paid a one-time special bonus dividend of $0.05 per share. We also increased the quarterly dividend for the first quarter of 2004 to $0.04 per share. Our dividend policy is to provide a return to our investors based on our profits, while maintaining the bank's "well capitalized" status as defined by regulatory guidelines.

We will be offering alternative investment products to our customers in the latter part of this year. This will allow us, a small community bank, to compete with larger banks that offer these products and services in our market area. We will continue to look for other opportunities to enhance profits and maintain growth.

Thank you for your continued support. We hope to see you at our Annual Meeting of Stockholders on Monday, May 24, 2004. Please mark this date on your calendar and plan to join us on that day.

Jan W. Clark
Chairman/President/CEO

BUSINESS OF CN BANCORP, INC. AND COUNTY NATIONAL BANK

CN Bancorp, Inc. is the bank holding company for County National Bank. CN Bancorp, Inc.'s principal asset is its investment in all of the issued and outstanding capital stock of County National Bank, and its principal business is commercial banking.

County National Bank serves individuals and small to medium sized businesses in Anne Arundel County, Maryland, with a specific focus in central and northern Anne Arundel County. County National Bank offers a wide range of deposit accounts and commercial and consumer loans, tax deferred accounts, safe deposit boxes, and other services to its customers. Telephone and online banking is available 24 hours a day.

County National Bank's mission statement is to:

- Provide the highest quality products and personalized services to meet the financial needs of our community and customers; and

- Provide sound management to maximize our leadership position, never losing sight of the well being of our neighbors, friends, employees and stockholders.

County National Bank serves its customers from branches in Glen Burnie, Pasadena, Odenton and, starting January 2, 2004, Millersville, Maryland and an additional ATM in Glen Burnie. County National Bank has leased land in Linthicum, Maryland on which it plans to build a branch in 2004 or 2005.

COMMON STOCK AND DIVIDENDS

CN Bancorp, Inc. common stock is not traded on an organized exchange or on the Nasdaq National or Small Cap Markets but, in August 2002, CN Bancorp, Inc.'s common stock was first quoted for trading on the Over the Counter Bulletin Board (OTCBB) under the symbol "CNBE." Prior to August 2002, the common stock was traded only in private transactions and only on very limited and sporadic basis. Since August 2002, the common stock has traded only sporadically and no assurance can be given that an active or established market will develop in the foreseeable future. The following table sets forth the high and low bid prices for the stock during each calendar quarter since the fourth quarter of 2002. These quotations reflect interdealer prices and may not represent actual transactions. These quotations do not necessarily reflect the intrinsic or market value of the common stock.

	2003		2002	
	High	Low	High	Low
First Quarter	$15.75	13.50	NA	NA
Second Quarter	14.25	13.50	NA	NA
Third Quarter	15.60	14.25	NA	NA
Fourth Quarter	15.50	13.50	14.00	14.00

CN Bancorp, Inc. had 390 stockholders of record at February 29, 2004. Common stock outstanding at that date was 1,356,545 shares. In addition, CN Bancorp, Inc. had outstanding warrants to purchase 343,431 shares of common stock exercisable at $10.00 per share.

CN Bancorp, Inc. declared four dividends (March, June, September and December) of $.03 per share ($.12 per share for the year) in 2003. In 2002 CN Bancorp, Inc. declared five dividends (January, March, June, September and December) of $.03 per share ($.15 per share for the year). CN Bancorp, Inc.'s continued ability to pay dividends will depend on its compliance with certain dividend regulations imposed upon it as a bank holding company by the Federal Reserve Board. In addition, CN Bancorp, Inc.'s ability to pay dividends may depend on the ability of County National Bank to pay dividends to CN Bancorp, Inc. County National Bank may not be able to pay dividends to CN Bancorp, Inc. unless it complies with certain regulatory requirements. In addition, CN Bancorp, Inc. will consider a number of other factors, including its earning prospects, financial condition and cash needs before deciding to pay additional dividends in the future.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table summarizes the selected consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from the audited consolidated financial statements for the years ended December 31, 2003 and 2002. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this annual report. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(In thousands except per share data)	At and for the Year Ended December 31, 2003	At and for the Year Ended December 31, 2002
Statement of Operations Data:		
Interest income	$4,963	5,190
Interest expense	1,253	1,688
Net interest income	3,710	3,502
Provision for loan losses	135	125
Net interest income after provision for loan losses	3,575	3,377
Other income	894	829
Other expense	3,782	3,640
Income before taxes	687	566
Income taxes	222	171
Net income	$465	395
Per Share Data:		
Earnings per share, basic	$0.48	0.46
Earnings per share, diluted	0.38	0.35
Cash dividends (four dividends in 2003, five in 2002)	0.12	0.15
Book value per share	11.18	10.46
Tangible book value per share	11.18	10.46
Weighted average shares outstanding, basic	961,686	860,000
Weighted average shares outstanding, diluted	1,137,135	1,114,858
Shares outstanding at end of period	1,264,745	860,000
Balance Sheet Data:		
Total Assets	$116,438	104,044
Securities available for sale, value	17,506	9,090
Securities held to maturity, at cost	8,209	7,532
Loans receivable, net of unearned income	70,879	64,113
Allowance for loan losses	720	745
Premises and equipment, net	4,053	3,365
Non-interest bearing deposits	27,098	21,488
Interest bearing deposits	72,212	71,473
Total deposits	99,310	92,961

(In thousands except per share data) *Continued*	At and for the Year Ended December 31, 2003	At and for the Year Ended December 31, 2002
Securities sold under agreements to repurchase	$1,453	988
Stockholders' equity including unrealized gains and losses	14,136	8,995
Selected Performance and Other Ratios:		
Return on average stockholders' equity	4.38%	4.52%
Return on average assets	0.43%	0.40%
Net interest margin	3.69%	3.84%
Other income to average assets	0.82%	0.83%
Other expenses to average assets	3.47%	3.66%
Dividend payout ratio	26.79%	32.66%
Number of branches	3	3
Allowance for loan losses to total loans	1.02%	1.16%
Non-performing loans to total loans	0.16%	0.43%
Allowance for loan losses to non-performing loans	648.65%	270.91%
Applicable Company Capital Ratios:		
Tier 1 risk-based capital	18.6%	12.8%
Total risk-based capital	19.6%	13.9%
Leverage capital	12.3%	8.5%
Stockholders' equity to total assets	12.1%	8.6%

FORWARD-LOOKING STATEMENTS

The Letter from the Chairman, President and Chief Executive Officer, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other portions of this annual report include forward-looking statements such as: statements of CN Bancorp Inc.'s goals, intentions, and expectations; estimates of risks and of future costs and benefits; assessments of loan quality, probable loan losses, liquidity, off-balance sheet arrangements, and interest rate risk; and statements of its ability to achieve financial and other goals. These forward-looking statements are subject to significant uncertainties because they are based upon: the amount and timing of future changes in interest rates and other economic conditions; future laws, regulations and accounting principles; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, CN Bancorp Inc.'s past growth and performance do not necessarily indicate its future results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of CN Bancorp, Inc. should be read in conjunction with CN Bancorp, Inc.'s audited consolidated financial statements, including the related footnotes, included elsewhere in this annual report.

GENERAL

CN Bancorp, Inc. has continued to experience growth since it started operations in December 1996. Assets increased $12,394,496 (11.9%) to $116,438,305 at December 31, 2003 from $104,043,809 at December 31, 2002.

Increases in loans and securities comprised the majority of the increase in assets. The increase in assets was funded by increases in deposits and proceeds from stock sales.

Critical Accounting Policies

CN Bancorp, Inc.'s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by CN Bancorp, Inc. are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

CN Bancorp, Inc. believes it has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. CN Bancorp, Inc.'s assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements. For additional discussion concerning CN Bancorp, Inc.'s allowance for loan losses and related matters, see "*Provision for Loan Losses*" below.

FINANCIAL CONDITION

The loan portfolio comprises the majority of CN Bancorp, Inc.'s earning assets. Loans receivable (net of the allowance for loan losses, unearned fees and origination costs) increased by $6,790,880 (9.7%) from $63,367,973 at December 31, 2002 to $70,158,853 at December 31, 2003. Loans receivable, net, comprise 60.3% of assets ($116,438,305) as of December 31, 2003 and 60.9% of assets ($104,043,809) at December 31, 2002.

Residential real estate loans increased $3,579,984 (20.6%) from $17,418,572 at December 31, 2002 to $20,998,556 at December 31, 2003. Commercial real estate loans increased $1,211,491 (5.4%) from $22,414,036 at December 31, 2002 to $23,625,527 at December 31, 2003. CN Bancorp, Inc. continued to concentrate on real estate secured lending for predominately owner-occupied properties. Commercial loans increased by $2,485,280 (15.1%) from $16,468,693 at December 31, 2002 to $18,953,973 at December 31, 2003. Installment and other loans decreased by $619,855 (12.9%) from $4,816,728 at December 31, 2002 to $4,196,873 at December 31, 2003 primarily because of refinancing activity during the year. Real estate construction loans increased by $117,647 (4.0%) to $3,087,734 at December 31, 2003 from $2,970,087 at December 31, 2002

The allowance for loan losses was $720,000 (1.02% of loans) at December 31, 2003. The allowance was $745,000 (1.16% of loans) at December 31, 2002. At December 31, 2003, non-interest accrual loans totaled $110,931 as compared to $275,063 at December 31, 2002. In addition, commercial loans totaling $167,514 were charged off during 2003 as compared to $160,594 of loans that were charged off in 2002. Recoveries of commercial loans were $27,000 during 2003 (none in 2002).

During 2003, the Bank sold loan participations to family members of a director of the Bank and the Company on a non-recourse basis. Under these transactions, the family members acquired undivided percentage interests in specific loans held by the Bank. The participations were sold under the same terms and conditions as loan participations sold to non-related entities. The total amount of the loan participations sold was $2,058,741. The total loan participation amount outstanding at December 31, 2003 was $970,605.

The securities portfolio at December 31, 2003 amounted to $26,355,701, an increase of $9,238,203, or 54.0% from the amount at December 31, 2002 as funds obtained through deposit increases and stock sales, and not invested in loans, were invested in securities. Available for sale investment securities increased to $17,505,600 at December 31, 2003 from $9,089,740 at December 31, 2002. Held to maturity securities increased to $8,208,601 at December 31, 2003 from $7,531,558 at December 31, 2002. The carrying value of available for sale securities includes net unrealized appreciation of $2,047 at December 31, 2003 (reflected as unrealized appreciation of $1,351 in stockholders' equity after deferred taxes) as compared to net unrealized appreciation of $81,205 ($53,595 net of taxes) as of December 31, 2002.

Deposits are the major source of funds for lending and investment activities. Deposits increased $6,349,058 (6.8%) to $99,309,796 at December 31, 2003 from $92,960,738 at December 31, 2002. Non-interest bearing deposits increased 26.1%, savings deposits increased 22.7%, interest bearing demand deposits decreased 7.6% and certificates of deposit decreased 9.6% during the year ended December 31, 2003.

County National Bank was in the process of completing the building and equipping of a new branch in Millersville, Maryland at December 31, 2003. The branch opened in January 2004. At December 31, 2003, costs of $818,352 had been expended on the project.

Total stockholders' equity was $14,136,422 at December 31, 2003 representing an increase of $5,141,198 from December 31, 2002. The increase from December 31, 2002 was attributable to the proceeds from the sale of stock in a public offering of $1,655,541 (net of costs), proceeds of $3,197,160 from sales of stock in connection with warrants being exercised, earnings of $465,428, a decrease in unrealized gains on available for sale investment securities of $52,244, and less dividends of $124,687 ($0.12 per share).

At December 31, 2003, we continued to exceed all regulatory capital requirements to be considered a "well capitalized" financial institution under federal regulations.

RESULTS OF OPERATIONS

Net income

Net income for the year ended December 31, 2003 was $465,428, an increase of $70,893, or 18.0%, from $394,535 during 2002. Net income increased in 2003 as compared to 2002 because of increases in net interest income and non-interest income exceeded increases in operating expenses. Also contributing to the increase was the charge-off in 2002 of previously capitalized costs incurred in connection with an unsuccessful attempt to acquire a local thrift during 2002 in the amount of $178,111 ($111,608 net of taxes). There was no similar charge-off in 2003. Operating expenses increased in 2003 in part because County National Bank incurred personnel, marketing and other costs during 2003 in preparation for the opening of the new branch in Millersville, Maryland in January 2004.

CN Bancorp, Inc.'s return on average equity was 4.37% in 2001 to 4.52% in 2002 and to 4.38% in 2003. The decline in 2003 was attributable to the increase in stockholders' equity of approximately $4.9 million from the sale of stock and exercise of warrants during 2003. The return on average assets was 0.43% in 2001, 0.40% in 2002 and 0.43% in 2003.

Net Interest Income and Net Interest Margin

Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. CN Bancorp, Inc.'s principal interest earning assets are loans to businesses and individuals. Interest-bearing liabilities consist primarily of savings accounts, money market accounts and certificates of deposit. Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income (including net loan fees earned) and interest expense calculated as a percentage of earning assets.

Total interest income decreased by $226,749 or 4.4% to $4,963,359 for the year ended December 31, 2003 as compared to 2002. This decrease was primarily attributable to the continued low interest rate environment of the last two years. The new earning rates on re-pricing loans and investments were lower than those at last re-pricing or origination. Some higher rate loans were re-financed at lower interest rates by other institutions. New loans were originated at lower rates (as compared to the refinanced loans). The effect on interest income of lower interest rates was somewhat offset by increases in interest earning assets during 2003 as compared to 2002. Average interest earning assets increased by $9,308,000 to $100,441,000 in 2003 and the yield on the interest earning assets declined to 4.94% in 2003 from 5.69% in 2002.

Interest expense decreased by $433,984 or 25.7% to $1,253,682 for the year ended December 31, 2003 as compared to 2002. This decrease was primarily attributable to the continued low interest rate environment of the last two years. The reduction in interest expense from lower interest rates was offset in part by expenses resulting from an increase in average interest bearing liabilities during 2003 as compared to 2002. Average interest bearing liabilities increased by $3,406,000 to $72,010,000 in 2003 and the cost of the interest bearing funds declined to 1.74% in 2003 from 2.46% in 2002.

Net interest income increased by $207,235 or 5.9% during 2003 as compared to 2002. Net interest income increased because the net interest income on the growth of interest earning assets and interest bearing liabilities exceeded the effect of the low interest rate environment. The net interest spread was 3.20% in 2003 as compared to 3.23% in 2002. The net interest margin was 3.69% in 2003 as compared to 3.84% in 2002.

The tables below present a summary of CN Bancorp, Inc.'s average daily balances, rates, interest income and expense, the interest rate spread and net interest margins for the years ended December 31, 2003 and 2002.

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

(in thousands)	Years Ended December 31, 2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-Earning Assets:						
Federal funds sold	$10,903	$120	1.10%	$9,478	$157	1.66%
Interest bearing deposits	2,438	35	1.44%	2,823	43	1.52%
Investment securities	22,548	698	3.10%	17,035	721	4.23%
Loans receivable	65,305	4,110	6.29%	62,552	4,269	6.82%
Allowance for loan losses	(753)	-	-	(755)	-	-
	64,552	4,110	6.37%	61,797	4,269	6.91%
Total Interest Earning Assets	100,441	4,963	4.94%	91,133	5,190	5.69%
Non-interest Earning Assets	8,658			8,214		
Total Assets	$109,099			$99,347		
Liabilities and Stockholders' Equity:						
Interest -Bearing Liabilities:						
Interest bearing demand deposits	$12,197	$60	0.49%	$11,724	$103	0.88%
Savings accounts	24,273	222	0.91%	20,532	302	1.47%
Time deposits	32,786	949	2.89%	33,523	1,249	3.73%
Note payable	58	2	3.45%	-	-	-
Securities sold under agreements to repurchase	2,696	20	0.74%	2,825	34	1.20%
Total Interest Bearing Liabilities	72,010	1,253	1.74%	68,604	1,688	2.46%

AVERAGE BALANCES, RATES AND INTEREST INCOME AND EXPENSE

(in thousands)	Years Ended December 31,					
	2003			2002		
Continued	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Non-interest Bearing Liabilities:						
Demand deposits	$26,166			$21,468		
Other	298			527		
Total Liabilities	98,474			90,599		
Stockholders' Equity	10,625			8,749		
Total Liabilities and Equity	$109,099			$99,348		
Net Interest Income		$ 3,710			$ 3,502	
Net Interest Spread			3.20%			3.23%
Net Interest Margin			3.69%			3.84%
Ratio of Interest-Earning Assets to Interest-Bearing Liabilities	139.48%			132.84%		

Yields on securities are calculated based on amortized cost.
Nonaccruing loans are included in the average loan balances outstanding.

The tables below present the relative contribution of changes in volumes and changes in rates to the changes in net interest income for 2003 and 2002. The change in the interest income and interest expense attributable to the combined impact of both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

RATE/VOLUME ANALYSIS

	2003 vs. 2002 Increase (Decrease)			2002 vs. 2001 Increase (Decrease)		
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets:						
Federal funds and interest bearing deposits with banks	$17,746	(63,093)	(45,347)	49,791	(288,180)	(238,389)
Securities	228,672	(251,166)	(22,494)	20,901	(135,364)	(114,463)
Loans receivable	186,857	(345,765)	(158,908)	636,248	(761,199)	(124,951)
Net Change in Interest Income	433,275	(660,024)	(226,749)	706,940	(1,184,743)	(477,803)
Interest Bearing Liabilities:						
Interest bearing deposits	762,227	(1,185,005)	(422,778)	427,468	(879,943)	(452,475)
Note payable	2,407	-	2,407	156	-	156
Securities sold under agreements to repurchase	(1,549)	(12,064)	(13,613)	(17,126)	(76,993)	(94,119)
Net Change in Interest Expense	763,085	(1,197,069)	(433,984)	410,498	(956,936)	(546,438)
Change in Net Interest Income	$(329,810)	537,045	207,235	296,442	(227,807)	68,635

Provision for Loan Losses

The provision for loan losses represents the amount charged against earnings to increase the allowance for loan losses to the level deemed appropriate by management. The provision for loan losses and the allowance for loan losses are based on management's ongoing assessment of CN Bancorp, Inc.'s credit exposure and consideration of certain other relevant factors.

The adequacy of the allowance for loan losses is evaluated based upon loan categories except for loans rated substandard, doubtful or loss, which are evaluated separately and assigned loss amounts based upon the evaluation. Loss ratios are applied to each category of loan to determine estimated loss amounts. Categories of loans are identified as consumer (secured and unsecured), commercial (secured and unsecured) and mortgage loans (residential and commercial real estate). Loss ratios are determined based upon losses incurred and peer group loss ratios adjusted for the effect of current economic conditions (currently weakened), any industry concentration or identified weakness in an industry (none currently), credit management and underwriting policies changes, secured versus unsecured nature of loan category and adjustments to the peer group losses based upon local considerations. In particular, peer group loss ratios are modified to recognize that CN Bancorp, Inc.'s loans are primarily to small and medium size businesses which do not necessarily have the resources to timely adjust to changes in economic conditions. CN Bancorp, Inc. uses peer group loss ratios because its loan portfolio has not been tested during all economic business cycles since it has only been operating since December 1996. CN Bancorp, Inc.'s actual losses have been lower than those of its peer group.

At December 31, 2003, the range of the loss ratios used to determine estimated losses by loan category were: consumer loans - .95% to 1.60%; commercial loans - 1.00% to 1.60%; and, mortgage loans - 0.45% to .95%. Additional losses are estimated resulting from additional identified risks factors, such as loans with underwriting exceptions, the level and direction of payment delinquencies and the level of unsecured credit. These additional loss estimates are not allocated to the separate loan categories.

The adequacy of the allowance for loan losses is reviewed at least quarterly. Loans are assigned a risk rating based upon rating criteria consistent with regulatory definitions. The risk rating is adjusted, as necessary, if loans become delinquent, if significant adverse information is discovered regarding the underlying credit and, in the case of commercial loans and commercial real estate loans, the normal periodic review of the underlying credit indicate that a change in risk rating is appropriate. An estimated "low" and "high" loss percentage is applied to loans in each risk rating. These loss percentages increase as the loan risk rating increases. Loans rated as substandard, doubtful or loss are evaluated separately and assigned loss amounts based upon the separate evaluation. Risks factors identified beyond individual loan risks, such as economic conditions, underwriting exceptions and loan concentrations are quantified based upon management's estimations of loss exposure. Loss percentages used are generally based upon management's best estimates as we have limited historical loss data because of the relative short period of time that we have been operating. Estimated "low" and "high" allowance for loan loss amounts are derived by accumulating the estimated losses using the "low" and "high" loss percentages for each risk rating and adding losses based upon separate loan evaluations and identified other risks. The actual allowance for loan losses is compared to this range to ascertain that it is reasonably situated within the range. During 2003, there were no significant changes in estimation methods or assumptions that affected the methodology for assessing the appropriateness of the allowance.

At December 31, 2003, the "low" and "high" allowance determination resulted in a "low" allowance of 1.01% of loans and a "high" allowance of 1.31% of loans. The actual allowance for loan losses was 1.02% of loans.

In addition, on at least a quarterly basis, the recorded allowance for loan losses (as a percent of loans) is compared to peer group levels to ascertain the reasonableness of the estimate.

The provision for loan losses was $134,529 during the year ended December 31, 2003 as compared to $124,594 for the year ended December 31, 2002. The provision for loan losses did not increase as much as the increase in loans primarily because the majority of the loan increase was in real estate secured loans which have low loss estimates.

The allowance for loan losses represents 1.02% and 1.16% of loans receivable at December 31, 2003 and December 31, 2002, respectively. CN Bancorp, Inc. has no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.

The table below sets forth the period end loans receivable balances and summarizes CN Bancorp, Inc.'s loan loss experience for the periods presented as well as certain ratios related to net charge-offs and the allowance for loan losses (ALL) as a percent of the total loan portfolio. The majority of the 2003 charge-offs related to one commercial loan account.

SUMMARY OF LOAN LOSS EXPERIENCE

	Year Ended December 31,	
(in thousands)	**2003**	**2002**
Allowance for loan losses:		
Beginning balance	$ 745	781
Charge-offs:		
Commercial loans	(168)	(161)
Consumer loans	(26)	-
	(194)	(161)
Recoveries:		
Commercial loans	27	-
Consumer loans	7	-
	34	-
Provision for loan losses	135	125
Ending balance	$720	745
Ratios:		
Net charge-offs to average loans	0.25%	0.25%
Net charge-offs to provision for loan losses	118.52%	128.80%
Allowance for loan losses to loans receivable	1.02%	1.16%
Loans receivable before ALL	$70,879	64,113
Average loan balances	$65,305	62,552

The table below presents information regarding non-performing loans at December 31, 2003 and 2002.

NON-PERFORMING LOANS

(In thousands)	**December 31, 2003**	**December 31, 2002**
Non-accruing loans	$111	275
Accruing loans past due 90 days or longer	-	-
Total non-performing loans	$111	275
Non-accruing loans:		
Interest income not recorded on non-accruing loans	$6	39
Interest income included in net income for period on non-accruing loans collections	-	7
Ratios:		
Non-performing loans to total loans	0.16%	0.43%
Non-performing loans to total assets	0.10%	0.26%
Allowance for loan losses to non-performing loans	648.65%	270.91%
Commitments to lend additional funds to non-performing loan customers	-	-
Restructured loans:	None	None

The table below illustrates the estimated breakdown of the allowance for loan losses as allocated to various segments of the loan portfolio.

ALLOWANCE FOR LOAN LOSSES BY CATEGORY

	December 31, 2003		December 31, 2002	
(In thousands)	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable	Allocated Allowance Amount	% of Loans in each Category to Total Loans Receivable
Consumer loans	$51	5.9%	$74	7.5%
Home Equity loans	21	6.6%	20	6.3%
Real estate loans	276	60.7%	282	60.5%
Commercial loans	352	26.8%	322	25.7%
Unallocated to loan type	20	-	47	-
	$720	100.0%	$745	100.0%

The allowance for loan losses is reviewed at least quarterly for its adequacy.

Non-interest Income

Non-interest income consisted primarily of fees and charges from depository accounts, increases in cash surrender value of life insurance policies, gains on sale of securities and other income. Non-interest income increased $64,937 or 7.8%, to $893,507 for the year ended December 31 2003 as compared to $828,570 during 2002. This increase was primarily attributable to fees earned under an overdraft privilege program initiated in late 2001, increases in cash surrender value of owned life insurance policies, continued increases in the number of customer accounts, usage of debit cards by customers and the use of owned ATM machines by non-customers. Gains on sales of securities were $43,652 in 2003 as compared to $53,669 in 2002. Other income for 2002 included the recovery of a recorded charge for a cash shortage of approximately $7,500. No such recovery occurred in 2003.

Non-interest Expense

Non-interest expense was $3,781,685 during the year ended December 31, 2003 representing an increase of $140,806 or 3.9%, as compared to $3,640,879 during 2002. 2002 expenses included a charge-off of $178,111 of previously capitalized costs incurred in connection with our failed acquisition of North Arundel Savings Bank, FSB. There was no similar charge-off in 2003. Without this 2002 charge-off, non-interest expenses would have increased by $318,917 or 9.2%. The largest expense item comprising this increase was to compensation and benefits, which increased by $196,095 or 11.1% to $1,964,188 during 2003 as compared to $1,768,093 in 2002 because of the hiring of additional personnel to staff the new branch in Millersville, normal salary increases, an addition of a loan officer in 2003 as well as increases in benefit expenses resulting from additional benefits.

Income Taxes

Income tax expense was $221,542 (32.2% of pre-tax net income) for the year ended December 31, 2003 as compared to $171,004 (30.2% of pre-tax net income) for 2002. The increase in the effective tax rate in 2003 versus 2002 reflects higher state income taxes because the amount of state tax exempt interest income became a smaller portion of income before income taxes in 2003 as compared to 2002.

ASSET/LIABILITY MANAGEMENT

A principal objective of CN Bancorp, Inc.'s asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The asset/liability committee and the executive committee of the board of directors of County National Bank oversee this review.

The executive committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank's earnings resulting from movements in the market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports provide management with information to evaluate and manage rate sensitivity and adherence to policy. CN Bancorp, Inc.'s asset/liability policy's goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.

As part of the interest rate risk sensitivity analysis, the asset/liability committee examines the extent to which CN Bancorp, Inc.'s assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

CN Bancorp, Inc. currently has a negative gap over the short term, which suggests that the net yield on interest bearing assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents CN Bancorp, Inc.'s interest rate sensitivity at December 31, 2003. The table is based upon the earlier of the assets and liabilities re-pricing date or their maturity date..

RATE SENSITIVITY ANALYSIS

	December 31, 2003					
(in thousands)	0-3 Months	4-6 Months	7-12 Months	>1&<5 Years	5 YRS +	Total
Assets						
Federal funds sold	$6,782	-	-	-	-	$6,782
Interest bearing deposits	1,929	-	-	934	-	2,863
Securities, at cost	-	-	-	23,015	2,698	25,713
Loans	18,209	2,792	5,614	40,947	3,301	70,863
Bank-owned life insurance		1,294				1,294
Total	26,920	4,086	5,614	64,896	5,999	107,515

RATE SENSITIVITY ANALYSIS

(in thousands) *Continued*	0-3 Months	December 31, 2003 4-6 Months	7-12 Months	>1&<5 Years	5 YRS +	Total
Liabilities						
Savings/Money Market/NOW	$39,665	-	-	-	-	39,665
Certificates of deposit	7,816	7,666	5,823	11,242	-	32,547
Repurchase agreements	1,453	-	-	-	-	1,453
Total	48,934	7,666	5,823	11,242	-	73,665
GAP:						
Period	$(22,014)	(3,580)	(209)	53,654	5,999	$33,850
Cumulative		$(25,594)	(25,803)	27,851	33,850	

LIQUIDITY

Liquidity represents CN Bancorp, Inc.'s ability to efficiently manage cash flows to support the lending activities and the requirements of depositors. Liquidity is essential to fund fluctuations in the balance sheet and provide funds for growth. Liquidity needs may be met by converting assets into cash or obtaining sources of additional funding.

Liquidity, which generally is maintained in cash and amounts due from banks and federal funds sold, totaled $10,945,679 at December 31, 2003 compared to $16,122,469 at December 31, 2002. Additional sources of asset liquidity include funds held in time deposits and cash flow from the investment and loan portfolios. Liquidity needs may also be met by selling securities available for sale, selling loans, raising additional capital or borrowing funds. At December 31, 2003, available for sale debt securities totaled $17,505,600 as compared to $9,089,740 at December 31, 2002.

Liability liquidity sources include attracting deposits at competitive rates. In addition, CN Bancorp, Inc. has established a two million dollar line of credit with a correspondent commercial bank as a reliable source for short-term funds. Borrowing under this line would be collateralized by securities in the investment portfolio. CN Bancorp, Inc. has never borrowed funds under this facility.

CN Bancorp, Inc. has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. Maturing certificates of deposit are usually retained as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in CN Bancorp, Inc.'s inability to meet anticipated or unexpected liquidity needs.

CN Bancorp, Inc. is a single bank holding company with no current business operations other than managing its investment in County National Bank and holding cash. CN Bancorp, Inc. pays its expenses from cash received on stock sales and from dividends, if any, from County National Bank. County National Bank may only pay dividends to CN Bancorp, Inc. if it complies with certain regulatory requirements.

CAPITAL ADEQUACY

The Company and the Bank are required to maintain capital ratios in accordance with guidelines adopted by the federal banking regulators. These guidelines are commonly known as Risk Based Capital Guidelines. Under these guidelines, banks are rated as "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized" based upon its capital levels. Banks that are classified as "undercapitalized," "significantly undercapitalized" or "critically undercapitalized" are subject to increased regulatory oversight.

Risk-based capital standards require a bank to have Tier 1 capital of at least 4% and total capital (including Tier 1 capital) of at least 8% of risk-weighted assets to be considered "adequately capitalized." The standards require a bank to have Tier 1 capital of at least 6% and total capital (including Tier 1 capital) of at least 10% of risk-weighted assets to be considered "well capitalized." Tier 1 capital includes common stockholders' equity, plus the net unrealized depreciation (or less the unrealized net appreciation) on securities available for sale, net of tax, less intangible assets.

The table below presents the Company's and the Bank's risk-based capital ratios and leverage ratio to the minimum regulatory requirements for the indicated periods.

RISK-BASED CAPITAL RATIOS

			Minimum Ratios	
	December 31, 2003	**December 31, 2002**	**To be "Adequately Capitalized"**	**To be "Well Capitalized"**
Total capital:				
Company	19.6%	13.9%	8.0%	
Bank	14.6%	13.9%	8.0%	10.0%
Tier I				
Company	18.6%	12.8%	4.0%	
Bank	13.6%	12.8%	4.0%	6.0%
Leverage Total				
Company	12.3%	8.5%	4.0%	
Bank	8.9%	8.4%	4.0%	5.0%

At December 31, 2003 and 2002, CN Bancorp, Inc. exceeded the capital requirements necessary to be considered a "well capitalized" financial institution under federal regulations.

EFFECTS OF INFLATION

CN Bancorp, Inc.'s asset and liability structure is primarily monetary in nature. As such, asset and liability values tend to move in concert with inflation. Changes in interest rates may have a more significant impact on financial performance than the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or at the same magnitude as prices of other goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As previously discussed, CN Bancorp, Inc. strives to manage its interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.

OFF-BALANCE SHEET ARRANGEMENTS

Standby letters of credit are conditional commitments issued by County National Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. County National Bank holds collateral supporting those commitments for which collateral is deemed necessary. County National Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments. The issuance of letters of credit is not a significant activity of County National Bank. Outstanding letters of credit at December 31, 2003 total $2,172,057 ($1,998,657 at December 31, 2002).

Commitments to extend credit are agreements to lend funds to customers as long as there are no violations of any condition established in the loan contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by County National Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment as well as income producing properties. Commitments to extend credit total $9,156,931 at December 31, 2003 ($8,280,085 at December 31, 2002). We believe that we have adequate resources to fund all loan commitments.

County National Bank has entered into leases for its branches and office space, most of which contain renewal options. The minimum net noncancelable future rental commitments at December 31, 2003 were as follows:

Year Ending December 31,	
2004	$221,442
2005	227,520
2006	141,900
2007	70,800
2008	25,000

FINANCIAL STATEMENTS

The audited financial statements for CN Bancorp, Inc. for the years ended December 31, 2003 and 2002 follow.

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
CN Bancorp, Inc.
Glen Burnie, Maryland

We have audited the accompanying consolidated statements of financial condition of CN Bancorp, Inc. and Subsidiary, as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made be management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CN Bancorp, Inc. and Subsidiary, as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

February 6, 2004
Baltimore, Maryland

CN BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from banks	$4,163,586	3,334,970
Federal funds sold	6,782,093	12,787,499
Interest bearing deposits	2,862,991	1,925,878
Investment securities - available for sale (Note 2)	17,505,600	9,089,740
Investment securities - held to maturity (Note 2)	8,208,601	7,531,558
Other securities (Note 2)	641,500	496,200
Loans receivable, net of allowance for loan losses (Note 3)	70,158,853	63,367,973
Accrued interest receivable on loans and securities	459,700	379,795
Property, equipment and leasehold improvements, net (Note 4)	4,052,534	3,364,777
Deferred income taxes (Note 10)	112,489	94,267
Cash surrender value of life insurance policies	1,293,665	1,236,561
Prepaid expenses and other assets	196,693	434,591
Total Assets	$116,438,305	104,043,809
LIABILITIES		
Deposits (Note 5)	$99,309,796	92,960,738
Securities sold under agreements to repurchase (Note 6)	1,452,972	987,510
Note payable (Note 6)	-	250,000
Official checks	1,210,862	609,102
Accounts payable and accrued expenses	290,311	215,435
Dividends payable	37,942	25,800
Total Liabilities	102,301,883	95,048,585
Commitments (Note 8)		
STOCKHOLDERS' EQUITY (Notes 7 and 9)		
Preferred stock - $.01 par value; authorized 5,000,000 shares. Issued and outstanding: none at December 31, 2003 and 2002	-	-
Common stock - $10 par value; authorized 5,000,000 shares. Issued and outstanding: 1,264,745 shares at December 31, 2003 and 860,000 at December 31, 2002	12,647,450	8,600,000
Additional paid in capital	705,730	(99,521)
Retained earnings	781,891	441,150
Accumulated other comprehensive income:		
Unrealized gains on securities available for sale	1,351	53,595
Total Stockholders' Equity	14,136,422	8,995,224
Total Liabilities and Stockholders' Equity	$116,438,305	104,043,809

The Notes to Consolidated Financial Statements are an integral part of these statements.

CN BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003 and 2002

	2003	2002
Interest income:		
Interest and fees on loans	$4,110,264	4,269,172
Federal funds sold	119,946	156,978
Interest bearing deposits	34,545	42,860
Securities	698,604	721,098
	4,963,359	5,190,108
Interest expense:		
Certificates of deposit of $100,000 or more	289,230	364,900
Other deposits	941,667	1,288,775
Repurchase agreements	20,222	33,835
Note payable	2,563	156
	1,253,682	1,687,666
Net interest income	3,709,677	3,502,442
Provision for loan losses (Note 3)	134,529	124,594
Net interest income after provision for loan losses	3,575,148	3,377,848
Other income:		
Fees and service charges from depository accounts	729,830	655,582
Other income	62,921	82,758
Increase in cash surrender value of life insurance policies	57,104	36,561
Gain on sale of securities	43,652	53,669
	893,507	828,570
Operating expenses:		
Compensation and related expenses	1,964,188	1,768,093
Occupancy expense	312,143	287,837
Depreciation and amortization	343,496	333,656
Consulting expense	87,515	81,738
Data processes expense	167,646	176,354
Director fees	77,550	74,750
Marketing expense	92,433	66,813
Equipment maintenance costs	97,646	79,799
Stationery and office supplies	83,314	82,884
Other operating expenses	555,754	510,844
Failed acquisition/merger costs (Note 14)	-	178,111
	3,781,685	3,640,879
Income before income taxes	686,970	565,539
Income tax expense (Note 10)	221,542	171,004
NET INCOME	$ 465,428	394,535
Basic earnings per share	$.48	$.46
Diluted earnings per share	$.38	$.35

The Notes to Consolidated Financial Statements are an integral part of these statements.

CN BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2003 and 2002

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
December 31, 2001	$8,600,000	(99,521)	175,615	1,228	8,677,322
Comprehensive income:					
Net income in 2002			394,535		394,535
Change in unrealized gains and losses on securities available for sale, net of taxes of $41,157				85,465	85,465
Reclassification adjustment for gains included in net income, net of tax of $14,320				(33,098)	(33,098)
Total comprehensive income					446,902
Dividends ($.15 per share)			(129,000)		(129,000)
December 31, 2002	$8,600,000	(99,521)	441,150	53,595	8,995,224
Comprehensive income:					
Net income in 2003			465,428		465,428
Change in unrealized gains and losses on securities available for sale, net of taxes of $2,130				(4,134)	(4,134)
Reclassification adjustment for gains included in net income, net of tax of $24,784				(48,110)	(48,110)
Total comprehensive income					413,184
Proceeds from sale of common stock, net of offering costs of $350,025	1,383,150	272,391			1,655,541
Proceeds from warrant exercises	2,664,300	532,860			3,197,160
Dividends ($.12 per share)			(124,687)		(124,687)
December 31, 2003	$12,647,450	705,730	781,891	1,351	14,136,422

The Notes to Consolidated Financial Statements are an integral part of these statements.

CN BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$465,428	394,535
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization of property, equipment and leasehold improvements	343,496	333,656
Gain on sale of securities	(43,652)	(53,669)
Decrease (increase) in accrued interest receivable	(79,905)	23,326
Deferred income taxes	8,692	7,366
Provision for loan losses	134,529	124,594
Increase in cash surrender value of life insurance policies	(57,104)	(36,561)
Decrease (increase) in other assets	237,898	(36,023)
Increase in other liabilities	74,876	34,471
Increase (decrease) in official checks	601,760	(192,397)
Amortization of premium/discount on investments and other	41,849	5,459
Net cash provided by operating activities	1,727,867	604,757
CASH FLOWS FROM INVESTING ACTIVITIES		
Net increase in loans	(6,925,409)	(4,413,020)
Reduction (increase) in interest bearing deposits	(937,113)	989,857
Investment in securities - available for sale	(24,960,718)	(24,510,557)
Investment in securities - held to maturity	(5,045,000)	(6,536,206)
Investment in other securities	(145,300)	-
Principal payments and redemption of securities	11,807,704	22,501,199
Proceeds from sales of securities – available for sale	9,027,756	4,053,669
Investment in life insurance policies	-	(1,200,000)
Purchase of property, equipment and leasehold Improvements	(1,031,253)	(169,677)
Net cash used by investing activities	(18,209,333)	(9,284,735)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits including interest credited	6,349,058	15,923,456
Net increase (decrease) in securities sold under agreements to repurchase	465,462	(389,570)
Proceeds (repayment) of note payable	(250,000)	250,000
Sales of common stock, net of costs	1,655,541	-
Proceeds from warrant exercises	3,197,160	-
Dividends paid	(112,545)	(103,200)
Net cash provided by financing activities	11,304,676	15,680,686

The Notes to Consolidated Financial Statements are an integral part of these statements.

CN BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002
(Continued)

	2003	2002
Net increase (decrease) in cash	$(5,176,790)	7,000,708
Cash at beginning of period	16,122,469	9,121,761
Cash at end of period	$10,945,679	16,122,469
Cash and cash equivalents consist of:		
Cash and due from banks	$4,163,586	3,334,970
Federal funds sold	6,782,093	12,787,499
	$10,945,679	16,122,469
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid on deposits and repurchase agreements	$1,280,444	1,683,084
Income taxes paid	$217,883	168,000

The Notes to Consolidated Financial Statements are an integral part of these statements.

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies

CN Bancorp, Inc. (the Company) was incorporated in January, 1996 under the laws of the State of Maryland to serve as a bank holding company and formed County National Bank (the Bank) as a wholly owned subsidiary. The Company is registered as a bank holding company and the Bank is chartered as a national bank. The Bank opened on December 19, 1996. The Company (as a bank holding company) and the Bank (as a nationally chartered bank) are subject to government supervision, regulations and control.

The Bank's primary business activity is the solicitation and acceptance of deposits from within its market area and the use of such funds in loans and investments. The Bank is subject to competition from other financial institutions and financial service companies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, County National Bank. All inter-company accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. See below for a discussion of the determination of that estimate.

Securities Available for Sale

Available-for-sale securities consist of bonds and notes not classified as trading securities or as held-to-maturity securities. These securities are reported at their fair value with the unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Securities Held to Maturity

Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. A charge to operations would occur if the fair value of the securities declines below cost and the Company's intention or ability to hold the securities to maturity changes.

Other Securities

As a member of the Federal Reserve Bank of Richmond (Federal Reserve) and the Federal Home Loan Bank of Atlanta (FHLB), the Company is required to acquire and hold stock in these entities. Ownership of stock in these entities is restricted to members and can only be sold to and acquired from the respective entities at par. The Company also owns stock in Atlantic Central Bankers Bank (ACBB) and Maryland Financial Bank (in organization) (MFB), banks that generally offers product and services only to other banks. Ownership of the ACBB shares is

Note 1. The Company and its Significant Accounting Policies - Continued

restricted to banks, and there is no active market for the ACBB shares. As there is no readily determinable fair value for these securities, they are carried at cost.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses and any unamortized deferred fees, costs, premiums and discounts. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued when, in management's opinion, the full collection of principal or interest is in doubt, or a scheduled loan payment has become over ninety days past due, unless the obligation is well secured and in the process of collection. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan.

The Company determines and recognizes impairment of loans in accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting for Creditors for Impairment of a Loan as amended by Statement 118, Accounting for Creditors for Impairment of a Loan - Income Recognition and Disclosures. A loan is determined to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during the period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Statement No. 114 is generally applicable to all loans except large groups or smaller- balance homogeneous loans that are evaluated collectively for impairment. Interest payments received are recognized as interest income or, if ultimate collectibility of principal is in doubt, are applied to principal.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic determination and evaluation of the adequacy of the allowance assesses various factors including inherent losses in all significant loans; known deterioration in concentrations of credit, certain classes of loans or collateral; historical loss experiences; results of independent reviews of loan quality and the allowance for loan losses; trends in portfolio quality, maturity and composition; volumes and trends in delinquencies and non-accrual loans, risk management policies and practices; lending policies and procedures; economic conditions and downturns in specific local industries; and the experience and quality of lending management and staff. Estimated losses in the portfolio are determined by applying loss ratios to loan categories, other than impaired loans and loans considered substandard or doubtful, which are evaluated separately, to determine loss estimates. Loss ratios are determined using peer group loss ratios as adjusted based upon factors determined relevant by management, including economic conditions and the nature of the Company's business. CN Bancorp, Inc. uses peer group ratios because its loan portfolio has not been tested during all economic business cycles.

The determination of the allowance for loan losses involves the use of various subjective estimates by management and may result in over or under estimations of the amount of inherent losses in the loan portfolio. To review the adequacy of the allowance, on a least a quarterly basis, management analyzes the loan portfolio through risk ratings. Each loan, other than impaired loans and loans considered substandard or doubtful, which are evaluated separately, is assigned a risk rating and estimated "low" and "high" loss percentages are applied to the loans in each rating. Management determines the loss percentages based upon its best estimates as the Company has operated for a relatively short period of time. The allowance for loan losses is compared to this "low" and "high" range to ascertain that it is situated within the range. The allowance is also compared on at least a quarterly basis to peer group levels. Management believes that the recorded allowance for loan losses is appropriate.

Note 1. The Company and its Significant Accounting Policies – Continued

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized to operations over the shorter of the lease term (including renewal options) or the life of the improvement.

Bank Owned Life Insurance

The Bank invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchase of life insurance by the Bank on a select group of officers. The Bank is the owner and beneficiary of the policies. This life insurance is carried at the cash surrender value of the underlying policies. Income from the increase in the cash surrender value of the policies is included in other income.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as borrowings and recorded as a liability at the amount of the repurchase obligation. These transactions mature the next business day. The Company's repurchase obligations are secured by Company owned securities with market values exceeding the obligations. These securities are segregated from other, non-pledged securities.

Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising Costs

The Company expenses advertising costs as incurred.

Earnings Per Share

Basic EPS is computed based upon income available to common shareholders and the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would share in the earnings of the Company. The determination of the amount of common stock equivalents arising from the warrants issued by the Company requires the use of the average market price of the common shares during the year. The Company's common shares are traded on the over-the -counter ("Pink Sheets") market. The volume of trading activity is light; therefore, management used the average closing prices for days in which trades occurred during the year ended December 31, 2003 of $15.20 per share to determine dilutive shares at December 31, 2003. The December 31, 2002 value of $14.50 was derived from a 2002 valuation report and other factors.

The weighted average number of common shares outstanding during 2003 and 2002 was 961,686 and 860,000 shares, respectively. Dilutive securities, comprised of warrants, contributed 277,135 and 254,858 shares in the determination of diluted earnings per share for the years ended December 31, 2003 and 2002, respectively.

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and its Significant Accounting Policies – Continued

Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows include cash on hand, non-interest bearing amounts due from correspondent banks and the Federal Reserve and Federal funds sold.

Reclassification

Certain prior year's amounts have been reclassified to conform to the current year's method of presentation.

Note 2. Investment Securities

Investment securities are summarized as follows:

AVAILABLE-FOR- SALE SECURITIES

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Mortgage-backed securities	$2,518,705	3,012	8,342	2,513,375
U.S. Government agency Notes	14,984,848	39,923	32,546	14,992,225
	$17,503,553	42,935	40,888	17,505,600
December 31, 2002:				
Mortgage-backed securities	$1,027,700	-	1,356	1,026,344
U.S. Government agency Notes	7,980,835	82,561	-	8,063,396
	$9,008,535	82,561	1,356	9,089,740

HELD-TO-MATURITY SECURITIES

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Mortgage-backed securities	$2,688,248	-	24,688	2,663,560
U.S. Government agency Notes	5,520,353	94,942	-	5,615,295
	$8,208,601	94,942	24,688	8,278,855
December 31, 2002:				
U.S. Government agency Notes	$7,531,558	151,454	-	7,683,012

During 2003 the Company sold available for sale securities with a cost of $8,984,104 for $9,027,756 realizing gross gains on the sales of $43,652. During 2002 the Company sold available for sale securities with a cost of $4,000,000 for $4,053,669 realizing gross gains on the sales of $53,669.

Securities with a carrying value of $1,455,109 (cost of $1,455,538 and fair value of $1,456,031) are pledged to customers under repurchase agreements at December 31, 2003. Securities with a carry value of $251,063 (cost of $251,063 and fair value of $255,825) are pledged to a local municipality as partial security for performance letters of credit issued for the benefit of the municipality.

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investment Securities - Continued

The stated maturity of securities available-for-sale and held-to-maturity are as follows at December 31, 2003:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Matures within 1 year	$ -	-	-	-
Matures after 1 through 5 years	14,984,848	14,992,225	5,520,353	5,615,295
	14,984,848	14,992,225	5,520,353	5,615,295
Mortgage-backed securities	2,518,705	2,513,375	2,688,248	2,663,560
	$17,503,553	17,505,600	8,208,601	8,278,855

Below is a schedule of securities with unrealized losses at December 31, 2003. There are no continuous unrealized losses existing for greater than twelve months on any security at December 31, 2003. Unrealized losses (and unrealized gains) are the result of interest rate levels differing from those existing at the time of securities' acquisitions and, as to mortgage backed securities, actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect market values on December 31, 2003 and are subject to change daily as interest rates fluctuate.

	Continuous Unrealized Losses for Less than 12 Months	
	Fair Value	Unrealized Losses
Mortgage-backed securities (5 securities)	$4,216,907	33,030
U.S. Government agency Notes (5 securities)	4,939,393	32,546
	$9,156,300	65,576

Other Securities

As a requirement for membership in the Federal Reserve and the FHLB, the Company is required to acquire and hold stock in these entities. The amount of stock that the Company is required to own is determined by separate formulas used by each entity. The Company also voluntarily acquired stock in ACBB and MFB. The Company records the Federal Reserve, FHLB, ACBB and MFB shares at cost. Investment in the shares of these entities is as follows:

	December 31,	
	2003	2002
Federal Reserve Bank of Richmond Stock	$282,000	252,000
Federal Home Loan Bank of Atlanta stock	184,500	169,200
Atlantic Central Bankers Bank stock	75,000	75,000
Maryland Financial Bank Stock (in organization)	100,000	-
	$641,500	496,200

Note 3. Loans and Allowance for Loan Losses

The Bank grants commercial and consumer loans to customers primarily in its market area of Anne Arundel County in Maryland. The principal categories of the loan portfolio are as follows:

	December 31,	
	2003	2002
Commercial loans	$18,953,973	16,468,693
Consumer loans	4,196,873	4,816,728
Real Estate loans:		
Commercial real estate	24,070,527	23,588,497
Residential real estate	23,641,290	19,214,198
	47,711,817	42,802,695
	70,862,663	64,088,116
Unearned income and deferred costs, net	16,190	24,857
Allowance for loan losses	(720,000)	(745,000)
	$70,158,853	63,367,973

The allowance for loan losses activity for the years ended December 31, 2003 and 2002 is as follows:

	December 31,	
	2003	2002
Balance at beginning of period	$745,000	781,000
Provision for loan losses	134,529	124,594
Less: Commercial loans charged off	167,514	160,594
Consumer loans charged off	26,261	-
	193,775	160,594
Recoveries: Commercial loans	27,000	-
Consumer loans	7,246	-
	34,246	-
Balance at end of period	$720,000	745,000

At December 31, 2003, the Bank has five loans on non-interest accrual status which are in process of collection with carrying values totaling $110,931: (1) an impaired secured commercial loan in the amount of $50,000 ($190,579 balance at December 31, 2002) which is in process of collection; (2) a secured residential real estate loan in the amount of $50,027; and (3) three consumer loans totaling $10,904. The amount of the specific allowance for loan loss on the impaired loan with a recorded balance of $50,000 is $16,000 at December 31, 2003 (none at December 31, 2002). Unrecognized interest on the non-interest accrual loans at December 31, 2003 is $5,981 ($38,805 on non-interest accrual loans outstanding at December 31, 2002). The Bank is not committed to lend funds to debtors whose loans are on non-interest accrual status or are considered impaired.

At December 31, 2003 and 2002, the balance of commercial and real estate loans serviced by the Company for others under loan participation agreements was $1,155,075 and $194,041, respectively.

Note 3. Loans and Allowance for Loan Losses - Continued

Certain officers and directors (and companies in which they have a 10% or more beneficial ownership) have loans with the Bank. The activity of these loans during 2003 and 2002 is as follows:

	2003	2002
Total loans at beginning of year	$3,172,756	4,400,841
New loans and funding during the year	948,308	730,770
Repayments during the year	(989,628)	(1,958,855)
Total loans at end of year	$3,131,436	3,172,756

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are as follows at December 31:

	Useful Lives	2003	2002
Land	Not applicable	$387,768	387,768
Building	40 years	521,877	521,877
Leasehold improvements	15 to 40 years	1,751,390	1,731,990
Furniture and equipment	3 to 15 years	1,948,343	1,823,713
Construction in process	Not applicable	898,457	94,074
		5,507,835	4,559,422
Accumulated depreciation and amortization		1,455,301	1,194,645
Net		$4,052,534	3,364,777

Construction in process includes the cost of building a new branch facility that opened in January 2004. Construction contract costs of approximately $55,000 remain unbilled at December 31, 2003.

Note 5. Deposits

Deposit balances are summarized below as of December 31:

	2003	2002
Non-interest bearing accounts	$27,097,779	21,487,512
NOW accounts	5,440,921	6,206,497
Money market accounts	6,342,389	6,545,077
Savings accounts	27,881,516	22,725,033
Time deposit accounts:		
Less than $100,000	19,860,041	23,547,684
$100,000 or more	12,687,150	12,448,935
	$99,309,796	92,960,738

The time deposit accounts mature and/or re-price as follows: within one year - $21,294,069; one to two years - $3,570,404; two to three years - $1,167,822; three to four years - $4,958,030; four to five years - $1,556,866.

Note 6. Other Borrowed Funds

The Bank enters into sales of securities under agreements to repurchase the same securities, which mature the next business day. Securities pledged as collateral for securities sold under agreements to repurchase include various debt securities having an aggregate carrying value of $1,455,109 and $978,794 at December 31, 2003 and 2002, respectively. The cost of and fair value of the securities were $1,455,538 and $1,456,031 at December 31, 2003 and $975,625 and $990,037 at December 31, 2002, respectively.

Information concerning securities sold under agreements to repurchase at and during the year ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Total outstanding at year-end	$1,452,972	$987,510
Average balance during the year	$2,695,606	$2,824,978
Average interest rate during the year	.75%	1.20%
Maximum balance during the year	$3,711,135	$4,037,701

The Company borrowed $250,000 in December 2002 under an unsecured note. The note bore interest at prime plus .25% (4.50% at December 31, 2002) and was paid in full in March 2003.

Note 7. Capital Stock

The Company sold warrants to purchase common stock to the Company's organizers. Under the warrants, 343,431 shares of common stock may be issued at the price of $10.00 per share. The warrants may be exercised on or after March 20, 1998 and they expire on March 20, 2006. Proceeds from the sale were $3,434. None of these warrants have been exercised through December 31, 2003.

The Company provided each common shareholder of record on December 31, 1998 a dividend consisting of a warrant to acquire additional common stock in the Company. The warrants were issued on January 4, 1999. Each share of stock owned entitled the shareholder to a warrant to acquire an additional share of common stock for the amount of $12.00 per share. The warrants to purchase a total of 860,000 shares of common stock became exercisable on January 5, 2000 and expired on January 5, 2004. No value was assigned to the warrants at their issuance since the value determined using the Black-Scholes option-pricing model was immaterial. During 2003, warrants for 266,430 shares of common stock were exercised providing $3,197,160 in additional capital. An additional 91,800 warrants for common stock were exercised after December 31, 2003 through January 5, 2004.

The Company sold 138,315 shares of common stock at $14.50 per share during 2003 in an initial public offering increasing capital by $1,655,541, net of costs.

The Company is authorized to issue 5,000,000 shares of $.01 par value preferred stock. No preferred stock has been offered or issued.

Note 8. Commitments

Commitments to extend credit are agreements to lend funds to customers as long as there are no violations of any condition established in the loan contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment as well as income producing properties.

Note 8. Commitments –Continued

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. The Bank has not been required to perform on any financial guarantees and has not recorded or incurred any losses on its commitments.

A summary of the Bank's commitments at December 31, 2003 follows:

Commitments to extend credit	$9,156,931
Standby letters of credit	$2,172,057

The Bank has entered into leases for its branches and office space, most of which contain renewal options. The minimum net noncancelable future rental commitments at December 31, 2003 are as follows:

Year Ending December 31,	
2004	$221,442
2005	227,520
2006	141,900
2007	70,800
2008	25,000

The related net rent expense was $162,005 and $149,554 in 2003 and 2002, respectively.

Note 9. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Company and the Bank must maintain minimum capital and other requirements of regulatory authorities when declaring and paying dividends. The Company and the Bank have complied with such capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must meet minimum total risk-based, Tier I risk-based and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Company's and the Bank's category.

Note 9. Regulatory Matters - Continued

Actual capital amounts and ratios are presented in the table below:

	Actual		To be "Adequately Capitalized"			To be "Well Capitalized"		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
December 31, 2003								
Total Capital (to risk weighted assets):								
Company	$14,742,582	19.6%	$6,026,741	≥	8.0%			
Bank	10,917,077	14.6%	6,003,123	≥	8.0%	$7,503,904	≥	10.0%
Tier I Capital (to risk weighted assets):								
Company	14,022,582	18.6%	3,013,370	≥	4.0%			
Bank	10,197,077	13.6%	3,001,561	≥	4.0%	4,502,342	≥	6.0%
Tier I Capital (to average assets):								
Company	14,022,582	12.3%	4,572,202	≥	4.0%			
Bank	10,197,077	8.9%	4,566,740	≥	4.0%	5,708,425	≥	5.0%
December 31, 2002								
Total Capital (to risk weighted assets):								
Company	$9,592,362	13.9%	$5,521,227	≥	8.0%			
Bank	9,527,987	13.9%	5,499,165	≥	8.0%	$6,873,956	≥	10.0%
Tier I Capital (to risk weighted assets):								
Company	8,847,362	12.8%	2,760,613	≥	4.0%			
Bank	8,782,987	12.8%	2,749,582	≥	4.0%	4,124,374	≥	6.0%
Tier I Capital (to average assets):								
Company	8,847,362	8.5%	4,180,333	≥	4.0%			
Bank	8,782,987	8.4%	4,161,629	≥	4.0%	5,202,036	≥	5.0%

Note 10. Income Taxes

The income tax expense consists of the following for the years ended December 31, 2003 and 2002:

	2003	2002
Current:		
Federal	$197,533	161,532
State	15,317	2,106
	$212,850	163,638
Deferred:		
Federal	$7,116	6,031
State	1,576	1,335
	8,692	7,366
	$221,542	171,004

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes - Continued

The reasons for the differences between the statutory federal income tax rates are summarized as follows:

	2003		2002	
	Amount	Rate	Amount	Rate
Tax at statutory rates	$233,569	34.0%	192,284	34.0%
State income taxes net of federal tax benefit	11,149	1.6%	2,673	.5%
Increase in cash surrender value of life insurance	(19,415)	(2.8)%	(12,430)	(2.2)%
Other	(3,761)	(.6)%	(11,523)	(2.1)%
	$221,542	32.2%	171,004	30.2%

The deferred income tax account is comprised of the following at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$258,018	269,998
Deferred compensation plan	28,367	9,184
Other	14,024	10,864
	300,409	290,046
Deferred tax liabilities:		
Accumulated depreciation	$187,224	168,169
Unrealized gains on securities, net	696	27,610
	187,920	195,779
Net deferred tax assets	$112,489	94,267

Federal and state income taxes payable of $13,960 ($8,311 Federal and $5,649 state) in 2003 ($17,454 of Federal taxes in 2002) is included in accounts payable and accrued expenses. There are no state income taxes payable at December 31, 2002.

Note 11. Related Party Transactions

The Bank leases two properties from entities controlled by a director and stockholder of the Company. One property is used for the Bank's operations offices and a branch facility. The lease expires in May 2006 but is renewable at the option of the Bank for two additional five-year periods. This lease calls for monthly payments of $11,610. Lease payments made for these facilities totaled $137,260 in 2003 and $133,584 in 2002. The other leased property is used for a new branch facility, which opened in January 2004. The lease expires in May 2008 but is renewable at the option of the Bank for seven additional five-year periods. Current monthly rent under this lease is $5,000. Lease payments of $35,000 were made under this lease during 2003.

During 2003, the Bank sold loan participations to family members of a director of the Bank and the Company on a non-recourse basis. Under these transactions, the family members acquired undivided percentage interests in specific loans held by the Bank. The participations were sold under the same terms and conditions as loan participations sold to non-related entities. The total amount of the loan participations sold was $2,058,741. The total loan participation amount outstanding at December 31, 2003 was $970,605.

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Profit Sharing Plan

The Bank has a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The plan does not require the Bank to match the participants' contributions; however, the Bank expensed $20,005 and $16,627 for matching the contributions in 2003 and 2002, respectively.

Note 13. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$4,163,586	4,163,586	3,334,970	3,334,970
Federal funds sold	6,782,093	6,782,093	12,787,499	12,787,499
Interest bearing deposits	2,862,991	2,862,991	1,925,878	1,925,878
Investment securities (total)	26,355,701	26,425,955	17,117,498	17,268,952
Loans, net	70,158,853	70,741,296	63,367,973	64,287,732
Accrued interest receivable	459,700	459,700	379,795	379,795
Financial liabilities:				
Non-interest bearing deposits	$27,097,779	27,097,779	21,487,512	21,487,512
Interest bearing deposits	72,212,017	72,605,932	71,473,226	72,024,022
Securities sold under agreements to repurchase	1,452,972	1,452,972	987,510	987,510
Note payable	-	-	250,000	250,000
Accrued interest payable	40,112	40,112	66,874	66,874
Commitments to extend credit	-	-	-	-

The fair values of Government agency securities and mortgage-backed securities are determined using market quotations. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of variable rate loans is estimated to equal the carrying amount. The valuation of loans is adjusted for possible credit losses. The fair value of accrued interest receivable is equal to the carrying amounts.

The fair value of non-interest bearing deposits, interest-bearing checking, savings, and money market deposit accounts, securities sold under agreements to repurchase, short term note payable and accrued interest payable are equal to the carrying amounts. The fair value of fixed-maturity time deposits is estimated based on interest rates currently offered for deposits of similar remaining maturities.

Note 14. Failed Acquisition/merger

In 2001, the Company signed an agreement to acquire a local thrift. As part of the transaction the thrift would have converted to a capital stock charter and would have become a wholly owned subsidiary of the Company. Consummation of the transaction was subject to regulatory approval and approval of the thrift's members. During 2002, it was determined that regulatory approvals would not be obtained under acceptable conditions and the agreement was terminated. The Company charged off expenses related to the failed acquisition in the amount of $178,111.

CN BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Parent Company Financial Information

Information as to the financial position of CN Bancorp, Inc. as of December 31, 2003 and 2002 and results of operations and cash flow for the periods then ended follows:

Statements of Financial Condition	December 31, 2003	December 31, 2002
Cash in bank and on hand	$3,564,018	38,759
Investment in subsidiary	10,310,916	8,930,848
Other assets	299,430	301,573
	$14,174,364	9,271,180
Dividends payable	$37,942	25,800
Accrued interest payable	-	156
Note payable	-	250,000
	37,942	275,956
Stockholders' equity	14,136,422	8,995,224
	$14,174,364	9,271,180

Statements of Operations	Year ended December 31, 2003	Year ended December 31, 2002
Dividends from bank subsidiary	$71,400	221,989
Less expenses:		
Failed acquisition/merger costs	-	178,111
Administrative expenses	58,005	2,214
Income before equity in undistributed net income of bank subsidiary and income tax benefit	13,395	41,664
Income tax benefit	19,722	66,503
Income before equity in undistributed net income of bank subsidiary	33,117	108,167
Equity in undistributed net income of bank subsidiary	432,311	286,368
Net income	$465,428	394,535

Statements of Cash Flows	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows from operating activities:		
Net income	$465,428	394,535
Equity in undistributed earnings of bank subsidiary	(432,311)	(286,368)
Increase (decrease) in other assets	2,142	(292,985)
Increase (decrease) in accrued interest payable	(156)	156
Net cash provided (used) in operating activities	35,103	(184,662)
Cash flows from financing activities:		
Note payable proceeds (Repayment)	(250,000)	250,000
Capital contribution to subsidiary	(1,000,000)	-
Net proceeds from sale of common stock offering	1,655,541	-
Proceeds from warrant exercises	3,197,160	-
Dividends	(112,545)	(103,200)
Net cash provided by financing activities	3,490,156	146,800
Increase (decrease) in cash and cash equivalents	3,525,259	(37,862)
Cash and cash equivalents at beginning of period	38,759	76,621
Cash and cash equivalents at end of period	$3,564,018	38,759

Note 16. Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than standby letters of credit as discussed in Note 8. The provisions for this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003.

The adoption of the above issuances does not, and are not expected to, significantly impact the Company's financial condition or its results of operations.

DIRECTORS AND OFFICERS

CN BANCORP, INC.

Board of Directors

Jan W. Clark, Chairman of the Board
Carl L. Hein, Jr. (Treasurer)
Gerald V. McDonald
John E. DeGrange, Sr., Vice Chairman of the Board
Creston G. Tate
John G. Warner

Henry L. Hein, Director Emeritus
Shirley S. Palmer, Secretary

Executive Officers

Jan W. Clark	President & Chief Executive Officer
John G. Warner	Executive Vice President
Michael T. Storm	Chief Financial Officer

COUNTY NATIONAL BANK

Board of Directors

Gerald V. McDonald, Chairman of the Board
Jan W. Clark
F. Paul Dorr
Carl L. Hein, Jr. (Treasurer)
Robert P. Musselman, Sr.
John E. DeGrange, Sr., Vice Chairman of the Board
Daljit S. Sawhney, MD
Creston G. Tate
LeRoy C. Taylor
John G. Warner
K. Patricia Wellford

Henry L. Hein, Director Emeritus
Shirley S. Palmer, Secretary

Executive Officers

Jan W. Clark	President & Chief Executive Officer
John G. Warner	Executive Vice President & Chief Operating Officer
Michael T. Storm	Senior Vice President & Chief Financial Officer
Michael L. Derr	Vice President

Other Officers

Douglas W. DeVaughn	Vice President
Ralph F. Ebbenhouse	Vice President
Janet M. King	Vice President
Bridget K. Bunch	Assistant Vice President
Susan M. Liebenthal	Assistant Vice President
Marni W. McNichol	Assistant Vice President
Lois H. Simpson	Assistant Vice President
Judith A. Smiechowski	Assistant Vice President

CN Bancorp, Inc.

7401 Ritchie Highway
Glen Burnie, MD 21061
410-760-7000
410-760-7004 (facsimile)

County National Bank

Administrative Offices
7401 Ritchie Highway
Glen Burnie, MD 21061
410-760-7000
410-760-7004 (facsimile)

Main Office
7405 Ritchie Highway
Glen Burnie, MD 21061
410-760-7000
410-760-7886 (facsimile)

Millersville Office
8310 Veterans Highway
Millersville, MD 21108
410-729-1135
410-729-1134 (facsimile)

Odenton (Piney Orchard) Office
8759 Piney Orchard Boulevard
Odenton, MD 21113
410-695-1100
410-695-1400 (facsimile)

Pasadena Office
4001 Mountain Road
Pasadena, MD 21123
410-360-5900
410-360-5903 (facsimile)

Website
www.countynational.com

CN BANCORP, INC. WILL PROVIDE, WITHOUT CHARGE, TO SHAREHOLDERS OF RECORD OR ANY BENEFICIAL OWNER OF COMMON STOCK, A COPY OF ITS 2003 ANNUAL REPORT ON FORM 10-KSB FILED WITH THE SECURITIES AND EXCHANGE COMMISSSION, UPON WRITTEN REQUEST. REQUESTS SHOULD BE DIRECTED TO SHIRLEY PALMER, CORPORATE SECRETARY, 7401 RITCHIE HIGHWAY, GLEN BURNIE, MARYLAND 21061.